Cosi, Inc.

Bill Forrest
Executive Chairman

Kevin Armstrong
President & Chief Executive Officer

Forward-Looking Statements

Matters discussed in this presentation that relate to events or developments which are expected to occur in the future, including any discussion, expressed or implied, of anticipated growth, operating results or earnings constitute forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to:

- ► the cost of our principal food products;
- ► labor shortages or increased labor costs;
- ► changes in consumer preferences and demographic trends;
- ► increasing competition in the fast casual dining segment of the restaurant industry;
- ► expansion into new markets;
- ► our ability to effectively manage our business with a reduced general and administrative staff;
- ► our ability to incorporate a franchising and area development model into our strategy;
- ► the availability and cost of additional financing;
- ► fluctuations in our quarterly results;
- ► increased government regulation;
- ► supply and delivery shortages or interruptions;
- ► market saturation due to new restaurant openings;
- ► inadequate protection of our intellectual property;
- ► adverse weather conditions which impact customer traffic at our restaurants; and
- ► adverse economic conditions.

The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

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Background

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Company Overview

- Cosi, Inc. created through a 1999 merger of two restaurant concepts:
  - Cosi Sandwich Bar, Inc.
    - Founded 1996 in New York City
    - Cosi signature "crackly crust" flat bread
    - High volume lunch
  - Xando, Incorporated
    - Founded 1994 in Hartford, CT
    - Ritualistic coffee-based lifestyle
    - Unique am / pm format
- IPO (11/22/02): Nasdaq ticker "COSI"



A match made in heaven...
Xando Coffee and Bar and Cosí Sandwich Bar are happy
to announce their recent merger.
xando
COFFEE AND BAR
COSÍ
SANDWICH BAR

- Footprint: Northeast, Mid-Atlantic, Midwest
  - Restaurants: 88
  - States: 11 and Washington, D.C.
  - Headquarters: New York, NY



Milwaukee
Chicago
Detroit
Cleveland
Columbus
Boston
Connecticut
Westchester County
New York City
Long Island
Philadelpia
Greater Washington, DC

- Employees: 2,881
  - 50 administrative or executive
  - 235 restaurant management
  - 2,596 restaurant hourly

Note: As of Company's 12/29/03 10-K Filing

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Investment Highlights

► Building on strong Cosi brand awareness and customer loyalty

► Focused new management team of industry veterans and turnaround specialists secured in 2003

► Revitalization plan, focused on operating disciplines, yielding strong results so far
  - 245 bps improvement in COGS
  - 117 bps improvement in labor expenses
  - 425 bps improvement in store cash flow

► Refinement of brand positioning and establishment of new store prototype

► Compelling growth strategy focusing on Company stores, franchising model and Federated strategic alliance

Note: Basis point changes reflecting the period Q1 2004 against Q1 2003; 2004 information unaudited and confidential

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Our Concept

Premium, Convenience Restaurant In A Comfortably Modern Environment

Executing One Vision…

- Brand philosophy
  - Quality ingredients
  - Innovative menu offerings
  - Seamless service
  - Sophisticated and welcoming environment
  - Quick, convenient meals
  - Relaxed and casual group dining
- Hot out of the oven artisan crackly crust flatbread
  - Innovative, fresh and flavorful sandwiches, salads, pizzas, breakfasts and other creative foods
  - Signature recipe products or create-your-own combinations of fillings and ingredients

… In Two Store Formats

- Cosi
  - Urban residential and suburban locations
  - Five day parts: breakfast, lunch, afternoon coffee, dinner, dessert
- Cosi Downtown
  - Urban central business districts
  - Three day parts: breakfast, lunch, afternoon coffee


gettyimages


COSI
BREAD

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Our Store

"Cosi = Taste!" In Both Food And Attitude











► Premium, convenience restaurant offerings menus of fresh, flavorful foods

► Features creative food that are built around a secret, generations-old recipe for crackly crust flatbread

► Rich, multi-layered, tasteful environment that leverages the strength of the hearth

► Customer base that seeks affordable luxuries with seamless service

► Quick, convenient meals

► Relaxed and casual group dining

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Our Menu

Our Innovative And Savory Offerings

SANDWICHES — SERVED WITH COSÍ CHIPS OR BABY CARROTS

buffalo blue
buffalo chicken, blue cheese spread, and romaine

grilled chicken t.b.m.
grilled chicken, tomato, basil, mozzarella, and Cosí vinaigrette

tuscan pesto chicken
with sun-dried tomato spread, and romaine

🍎 **sesame ginger chicken**
with carrots and romaine

smoked turkey & brie
with honey mustard

tuna cheddar
with romaine & Cosí vinaigrette

🍎🌱 **hummus & fresh veggies**
with tomato, cucumbers, onions, and basil

🌱 **t.b.m.**
tomato, basil, and mozzarella with Cosí vinaigrette

make your own sandwich
Cosí 1 - one ingredient
Cosí 2 - two ingredients
Cosí 3 - three ingredients

🍎 = our lighter side   🌱 = vegetarian

MELTS — WITH COSÍ CHIPS OR BABY CARROTS

bacon turkey cheddar
with honey mustard

grilled chicken parmesan
with marinara, melted fresh mozzarella, & romano

tuna melt
tomato, melted cheddar, & Cosí vinaigrette

pesto chicken melt
with sundried tomato spread & melted mozzarella cheese

🌱 **tomato basil mozzarella melt**
tomato, basil, & melted fresh mozzarella with sundried tomato spread







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Our Customer

Restaurant Economics Driven By Consumer Demand

► U.S. consumers have developed sophisticated palates spurring demand for an alternative to traditional offerings
- Options that are more innovative than fast food, but still available quickly
- Seeking a lower price point than casual dining

► Consumers demand quick service without sacrificing quality or taste
- At least 75% of all restaurant meals are "counter" transactions
- Consumers are willing to pay a premium for creative, made-to-order meals

► Our target customers are not willing to make a utility trade-off to fast food
- The customer base skews female, identifying as metro elite, upscale suburbanites, and adults 18 –34 years of age without children
  - Likely luxury goods and services customers: attentive to fashion, style and quality
  - Identify establishments to feed themselves and others
- Most report a household income in the top quartile of the U.S. income distribution
  - Willing to pay a slight premium for quality, convenience solutions
  - Pricing reinforces their choices and willingness to return
- Study suggests potential for up to 1400 units in top 25 markets and up to 1900 units in top 75 markets

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Source: CREST Year End November 2003

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Selected Company Awards

Our Concept Has Received Numerous Awards Over the Years

► 1995 Advocate Best of Hartford

► 1996 #1 Rated Sandwich in NYC
Zagat NYC

► 1996 Advocate Best of Hartford

► 1998 NRN Hot Concept Winner
National

► 1998 Best Coffee House in DC
Delta Shuttle Sheet

► 1999 CP Choice Best Coffeehouse
Philadelphia

► 1999 Best Sandwich
Time Out New York

► 2001 Best Sandwiches in Town
Zagat NYC

► 2002 Best Coffee Editor's Choice
New Haven

► 2003 Best Sandwiches in Metro Detroit
Detroit Metro Times

► 2003 Best Coffee Reader's Choice
Bryn Mawr Main Line Times

► 2004 Best Sandwiches
New Haven, CT



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Restaurant Industry Overview

We Are Positioned in the Growing "Fast Casual" Segment

- The restaurant industry is anticipated to represent $440 billion in 2004 and grow 9.8% annually to over $577 billion by 2010
- The "fast casual" segment is estimated to experience accelerated growth over the next five years

	Quick Service Restaurants ("QSR")	Full Service	Fast Casual (Hybrid)
Attributes	Over the counter Quick service Fast food	Waiter / waitress Higher food quality Casual / family / fine dining	Over the counter Quick service Higher food quality
Drivers	► Increase in disposable income ► More female workforce participation ► Spread of car culture	► Increase in disposable income ► Narrowing of in-home and restaurant dining price disparity	► Increased health concerns ► Rise in consumer awareness of gourmet offerings
Market	Mature at 3 – 4% annual growth $152 billion (51%)	Slowing growth $142 billion (47%)	Poised to double in the next 5 years $6 billion (2%)
Key Players	Taco Bell, Wendy's International, Burger King, Subway, McDonald's	Red Lobster, Chili's, Olive Garden, Applebee's Neighborhood Grill & Bar, Outback Steakhouse	Panera Bread, Buffalo Wild Wings Grill & Bar, Fuddruckers, Baja Fresh Mexican Grill, Fazoli's







Source: National Restaurant Association, QSR Magazine, Standard & Poor's, Technomic

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Fast Casual Snapshot

Growth Spurred By Deceleration In Casual And Fast Food Segments

► Offering fresh, made-to-order meals with upscale menus and higher per check averages than traditional fast food

2002 Fast Casual Key Players

		Sales ($ mm)	Units
1	Panera Bread	$755.4	414
2	Fazoli's	419.7	401
3	Buffalo Wild Wings	282.0	199
4	Fuddrucker's	278.3	202
5	Baja Fresh Mexican Grill	249.0	210
6	Chipotle	243.0	232
7	Au Bon Pain	203.0	197
8	Rubio's Fresh Mexican Grill	120.0	142
9	Back Yard Burger	85.0	119
10	Cosi	84.4	91
	Total	$2,719.8	2,207

► The top ten fast casual restaurants constitute over 50% of the market

► The fast casual market is projected to grow 15% annually over the next five years, to $12 billion in 2008



2003 – 2008 Fast Casual Market Growth

► Skilled franchisees are looking to deploy capital in new concepts

Source: Standard & Poor's, Technomic

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Recent Events

Post-IPO Stock Price Performance



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Restoring Confidence

Taking Charge Of Our Future

► Poor post-IPO performance prompted the Board to develop and execute a four pillar turnaround strategy

► A new management team with strong industry and turnaround experience was fully secured by September 2003

► The recovery plan achieved rapid results with a significant increase in stock price since plan implementation

► Continued improvement is expected with the refinement of the brand and focus on the target market

► Franchising and strategic alliance business initiatives support ongoing growth

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Revitalization

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Our Recovery Strategy

Executing On Our Stated Goals

► Stabilize the business through our four pillar plan

- Build a new leadership team with extensive restaurant and turnaround experience
- Develop a multi-unit operating discipline to improve operational execution and establish strong cost controls
- Refine the Cosi concept and operating systems to serve as a franchising and growth platform for the future
- Secure financing

► Implement a three-step approach to growth

- Continue to grow company-owned restaurants
- Establish a franchise program and area developer model
- Identify key strategic alliances

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Pillar 1: Executive Officers

Assembling Over 100 Years Of Restaurant Experience

Officer	Since	Prior Experience
William D. Forrest *Executive Chairman*	4/03	Bill served as a managing director and corporate restructuring professional at Gleacher Partners and as interim CEO of Fine Host Corporation, a $330 million publicly traded food service company.
Kevin Armstrong *President & Chief Executive Officer* *Director*	7/03	Kevin has over 20 years of experience in the restaurant industry with executive, operational, and marketing roles at Long John Silver's, Subway, PepsiCo and Burger King.
Mark Stickney *Chief Financial Officer*	8/03	A CPA, Mark has over 20 years of financial management experience, twelve of which are in the area of corporate restructuring and business revitalization.
Gilbert Melott *EVP, Operations and People*	12/01	Gilbert has over 20 years of experience in the restaurant and hospitality industry with previous positions at Bennigan's, TGI Friday's and the Sheraton Holding Corporation in Boston.
Paul Seidman *VP, Food & Beverage*	9/03	Paul has over 20 years of experience in the food service industry with previous positions at Bertucci's, Brinker and other several other prominent restaurant companies.
Jay Wainwright *VP, Concept Development* *Founder*	7/03	Jay is a founder and served as CEO of the original Cosi Sandwich Bar. He also served as interim CEO from January through July 2003.
David Winkel *VP, Marketing*	9/03	David has 20 years of experience in the food service and consumer goods industry. His accomplishments include the development of the nutrition strategy at Subway and the customer satisfaction strategy at Ruby Tuesday's.

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Pillar 2: Operating Discipline

Focusing On Our Bottom Line

► Relentless effort by new management to improve every line item on the P&L

► Reduction in restaurant operating expenses
  - COGS improvements
    - Training and accountability at the store level
    - Implementation of strategic purchasing initiatives
  - New labor management practices
    - Detailed hourly scheduling reviews
    - Shortening breakfast hours at certain stores
  - Fixed dollar standards for manager and support expense budgets

► Corporate initiatives to improve overall performance
  - Marketing programs to increase sales and profitability
  - Implementation of strategic pricing review and actions
  - Identification of under-performing locations
    - Closing eight in 2003, one to date in 2004
    - Watch list for 2004
  - Integrated field operations and support center personnel
  - Implementation of thorough study to track customer satisfaction and strength of Cosi brand

► These successful initiatives have resulted in significant store cash flow improvements since September 2003

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Pillar 3: Next Generation Prototype

Refining Our Concept To Improve The Guest Experience

► Unveiled 3/12/04 in Avon, CT
  - 2,400 square foot footprint
  - Clear and intuitive customer journey
    - Unique entry experience sequence
    - Redesigned menu and placement aligned with payment
    - Integrated self-service beverage station
    - Range of seating zones and intimacy models
  - Relaxed yet tasteful character
    - Urbane restaurant design
    - The open flame hearth as a focal point
    - Welcoming dining experience
  - Simplified store operations
    - Behind the counter assembly
    - In-store dining runners for delivery, conflict resolution, and up-selling
    - Counter pick-up for take-away orders
  - New logo and motto: "Simply Good Taste™"
  - Prototype sales since reopening are trending at an annual level of $1.725 million, up from its Q3 and Q4 annualized run rate of $1.478 million – a 210 bps improvement in partner labor







Note: 2004 information unaudited and confidential

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Pillar 3: Franchising Program

Establishing A Compelling Model And Infrastructure

► Launched in 32 states 3/29/04

► Attractive bottom line profit with above average returns
- Competitive fee and royalty structure
- Superior economics to the traditional, freestanding QSR model
  - Freestanding building model not as attractive given large upfront capital outlay
  - Leased space model allows realization of greater returns on lower capital investment

► Attention to target demographic and purchasing behavior
- Lunch is the most active day part
- The majority of orders are to-go
- Sandwiches and salads compose the bulk of purchases

► Avon, CT prototype as the cornerstone

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Pillar 3: Federated Partnership

Growth Through Strategic Alliance


STORAGE
SANDWICH/SALAD
OVEN
SERVICE CORRIDOOR
KITCHEN
BEV
TO GO
P.O.S.
BREAD
CUSTOMER COUNTER
SEATING
SEATING
COSÍ
FLOOR PLAN
LITTLE
DIVERSIFIED ARCHITECTURAL CONSULTING

- Announced 3/04
  - 10 Macy's implants
  - Northwest and Southeast locations, starting in Seattle, WA
  - Summer roll-out beginning 6/04
- Potential for up to 250 locations


cosi

- Mutually reinforcing quality and taste branding
- Cornerstone for growth of company-owned restaurants, capitalizing on Federated's national footprint
- Showcasing the franchise program's compelling economics

Source: Federated Department Stores, Inc.

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Financials

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Selected Financials

Balance Sheet Highlights

	December 2003
Cash and cash equivalents	$7,957,042
Inventory	982,855
Long term debt	388,257
Stockholders' equity	25,009,242

Income Statement Highlights

	FY 2003
Net sales	$107,257,385
Cost of goods sold	29,713,910
Restaurant operating expense	67,673,282
General and administrative expense	23,168,041
Operating loss	(26,484,893)

Note: As of Company's 12/29/03 10-K Filing

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Store Cash Flow

2004 Traction Illustrative Of New Management Initiatives

► Significant improvement takes place even in weakest seasonal quarter

► Store cash flow improves 73.3% on a revenue decline of 3.1%

Income Statement Highlights

	Q1 2003		Q1 2004		Δ
	$ Millions	% Sales	$ Millions	% Sales	**bps**
Net sales	$25.7	100.0%	$24.9	100.0%	-
Cost of goods sold	7.3	28.5	6.5	26.1	(245)
Gross margin	18.3	71.5	18.4	73.9	245
Labor expenses	9.5	36.9	8.9	35.8	(117)
Manager controllables	2.0	7.9	1.8	7.1	(83)
Support controllables	0.7	2.6	0.6	2.6	(6)
Fixed expenses	4.6	18.0	4.6	18.3	26
Total expenses	16.8	65.5	15.9	63.7	(180)
Store cash flow	1.5	6.0	2.6	10.2	425

Note: 2003 information as of Company's 12/29/03 10-K Filing; 2004 information unaudited and confidential

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Operational Improvements

Detailed Expense Focus Yielding Measurable Improvements

- 240 bps COGS improvement from focused store level operational improvements and purchase initiatives



Q1 2003 COGS
28.5% of Sales
Q1 2004 COGS
26.1% of Sales
30.0%
29.0
28.0
27.0
26.0
25.0
24.0
23.0
22.0
28.0%
28.5%
28.9%
26.7%
26.8%
24.7%
January '03
February '03
March '03
January '04
February '04
March '04

- 100 bps labor reduction due to better labor deployment and hourly scheduling







Q1 2003 LABOR
37.0% of Sales
Q1 2004 LABOR
36.0% of Sales
40.0%
38.0
36.0
34.0
32.0
30.0
28.0
26.0
24.0
22.0
37.5%
36.9%
36.5%
39.1%
35.1%
33.8%
January '03
February '03
March '03
January '04
February '04
March '04

Store Cash Flow (% of Sales)	January '03	February '03	March '03	January '04	February '04	March '04
COGS chart	2.5%	8.5%	6.1%	1.7%	13.3%	13.9%
	Q1 2003 5.7% of Sales			Q1 2004 10.2% of Sales		
Labor chart	2.5%	8.5%	6.1%	1.7%	13.3%	13.9%
	Q1 2003 5.7% of Sales			Q1 2004 10.2% of Sales		

Note: 2003 information as of Company's 12/29/03 10-K Filing; 2004 information unaudited and confidential

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2004 Guidance

Clear And Executable Operating Targets

► Comparable restaurant sales growth of 4 – 5%

► Cost of goods sold of approximately 25% of sales

► Operating expense of approximately 59% of sales

► General and administrative expense at approximately $15 million for the year

► Full year store base of 84 – 88 units

► EBITDA positive in Q2 2004

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Source: Company 3/29/04 Press Release

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Investment Highlights

► Building on strong Cosi brand awareness and customer loyalty

► Focused new management team of industry veterans and turnaround specialists secured in 2003

► Revitalization plan, focused on operating disciplines, yielding strong results so far
- 245 bps improvement in COGS
- 117 bps improvement in labor expenses
- 425 bps improvement in store cash flow

► Refinement of brand positioning and establishment of new store prototype

► Compelling growth strategy focusing on Company stores, franchising model and Federated strategic alliance

Note: Basis point changes reflecting the period Q1 2004 against Q1 2003; 2004 information unaudited and confidential

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